UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

PATIENT SAFETY TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

070322H106

(CUSIP Number)

Michael Hutchinson

General Counsel

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

(269) 385-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Andrew W. Ment

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, NY 10018

(212) 841-1000

December 31, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 070322H106	Page 2 of 6

1	Names of reporting persons STRYKER CORPORATION
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Michigan
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 11,297,433*
	9	Sole dispositive power 0
	10	Shared dispositive power 11,286,683**
11	Aggregate amount beneficially owned by each reporting person 11,297,433*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 25.6%*
14	Type of reporting person (see instructions) CO

*	Beneficial ownership of the common stock, par value $0.0001 per share (“Patient Safety Common Stock”), of Patient Safety Technologies Inc., a Delaware corporation (“Patient Safety”), and of the Series A convertible preferred stock, par value $1.00 per share, of Patient Safety (“Patient Safety Series A Preferred Stock”, and together with the Patient Safety Common Stock, “Patient Safety Capital Stock”), is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Patient Safety Capital Stock by virtue of the Voting Agreement described in Item 4 of this Schedule 13D (the “Voting Agreement”). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Patient Safety Capital Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. The percentage calculation is based on 38,861,508 shares of Patient Safety Common Stock issued and outstanding as of December 31, 2013, (as provided by Patient Safety), 10,950 shares of Patient Safety Series A Preferred Stock, issued and outstanding as of December 31, 2013 (as provided by Patient Safety), 2,113,038 shares of Patient Safety Common Stock issuable upon exercise of options and warrants that are held by Supporting Stockholders (as defined below) and 3,100,800 shares of Patient Safety Common Stock issuable upon conversion of 23,256 shares of the Series B convertible preferred stock of Patient Safety (“Patient Safety Series B Preferred Stock”) that are held by Supporting Stockholders. The Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock contains certain restrictions in the Patient Safety Series B Preferred Stock related to 5% and 10% ownership levels which may prevent conversion of the subject shares of Patient Safety Series B Preferred Stock within 60 days of the date of this report on Schedule 13D.
**	The shares of Patient Safety Common Stock over which the Reporting Person may be deemed to have shared dispositive power are comprised of the (i) 6,072,845 outstanding shares of Patient Safety Common Stock that are held by the Supporting Stockholders; plus (ii) 2,113,038 shares of Patient Safety Common Stock issuable upon exercise of vested and outstanding options and warrants that are held by Supporting Stockholders; and plus (iii) 3,100,800 shares of issuable upon conversion of 23,256 shares of Patient Safety Series B Preferred Stock that are held by Supporting Stockholders. The shares of Patient Safety Series A Preferred Stock held by Supporting Stockholders have been excluded from this calculation.

SCHEDULE 13D

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EXPLANATORY STATEMENT

This Amendment No. 1 on Schedule 13D (“Amendment No. 1”) is being filed to amend the Schedule 13D filed by Stryker Corporation (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on January 10, 2014. This Amendment No. 1 is being filed to correct an omission and a clerical error in the number of shares and percentage of class beneficially owned by the Supporting Stockholders as shown on the cover pages and in Items 4 and 5 of the Schedule 13D, which had been calculated using an incorrect number of shares of Patient Safety Common Stock beneficially owned by the Supporting Stockholders and an incorrect number of shares of Patient Safety Common Stock issuable upon exercise of options and warrants that are held by Supporting Stockholders. The net effect resulted in an overstatement in the original Schedule 13D of the amount of capital stock of Patient Safety covered by the Voting Agreement.

Item 4.	Purpose of Transaction

The description of the Voting Agreement in Item 4 is hereby amended and restated in its entirety to include the following:

Voting Agreement

Concurrently with the execution of the Merger Agreement, Stryker and the Supporting Stockholders entered into the Voting Agreement, pursuant to which the Supporting Stockholders have agreed to vote the Subject Shares (as defined in the Voting Agreement) (i) in favor of the Merger Agreement or any amendment to the Merger Agreement which makes the Merger Agreement more favorable to the Supporting Stockholders, (ii) against any proposal in opposition to the Merger and (iii) against any competing proposals or transactions that would impede the Merger or result in a breach of the Merger Agreement. Pursuant to the Voting Agreement, the Supporting Stockholders also waived appraisal rights and provided an irrevocable proxy.

The Voting Agreement limits the ability of the Supporting Stockholders to sell or otherwise transfer, encumber or grant any proxies in respect of their Subject Shares (as defined in the Voting Agreement). The Voting Agreement and irrevocable proxy granted pursuant to the Voting Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement, the Effective Time (as defined in the Merger Agreement) or the date that Patient Safety’s board of directors effects a Change of Recommendation (as defined in the Merger Agreement).

Based on information provided by Patient Safety and the Supporting Stockholders, as of December 31, 2013, excluding options and warrants to purchase Patient Safety Common Stock, Patient Safety Series A Preferred Stock and Patient Safety Series B Preferred Stock, the Supporting Stockholders beneficially owned in the aggregate 6,072,845 outstanding shares of Patient Safety Common Stock, representing approximately 15.63% of all shares of Patient Safety Common Stock outstanding as of December 31, 2013. Including 2,113,038 shares of Patient Safety Common Stock issuable upon exercise of vested and outstanding options and warrants, 3,100,800 shares of Patient Safety Common Stock issuable upon conversion of 23,256 shares of Patient Safety Series B Preferred Stock, and 10,950 shares of Patient Safety Series A Preferred Stock, the Supporting Stockholders beneficially owned in the aggregate 11,297,433 shares of Patient Safety Capital Stock, representing approximately 25.6% of all outstanding shares of Patient Safety Capital Stock after giving effect to the exercise of such options and warrants and conversion of such Series B Preferred Stock.

The description contained in this Item 4 of the transactions contemplated by the Voting Agreement is qualified in its entirety by reference to the full text of the Agreement, the terms of which are incorporated herein by reference to Exhibit 2 of this Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Sections (a) and (b) of Item 5 are hereby amended and restated in its entirety to include the following:

(a) and (b)

SCHEDULE 13D

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As of the date hereof, Stryker owns no shares of Patient Safety Common Stock. For purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), however, as a result of entering into the Voting Agreement, Stryker may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially owns for purposes of Rule 13d-3, the 11,297,433 shares of Patient Safety Capital Stock that are beneficially owned by the Supporting Stockholders. The 11,297,433 shares of Patient Safety Capital Stock over which the Stryker may be deemed to have shared voting power represent approximately 25.6% of the shares of Patient Safety Capital Stock outstanding. Notwithstanding the preceding, Stryker hereby disclaims beneficial ownership of such shares of Patient Safety Capital Stock and this Schedule 13D shall not be construed as an admission that Stryker is, for any or all purposes, the beneficial owner of the securities covered by this Schedule 13D.

Upon the consummation of the Merger, Stryker will have sole voting and dispositive power over such shares of Patient Safety Capital Stock.

The calculation of the beneficial ownership percentages set forth in this Item 5(a) and Item 5(b) is based on 38,861,508 shares of Patient Safety Common Stock issued and outstanding as of December 31, 2013 (as provided by Patient Safety), 10,950 shares of Patient Safety Series A Preferred Stock issued and outstanding as of December 31, 2013 (as provided by Patient Safety), 2,113,038 shares of Patient Safety Common Stock issuable upon exercise of options and warrants that are held by Supporting Stockholders and 3,100,800 shares of Patient Safety Common Stock issuable upon conversion of 23,256 shares of Patient Safety Series B Preferred Stock held by Supporting Stockholders.

Item 7. Material to be filed as Exhibits

Exhibit 1.	Agreement and Plan of Merger, among the Stryker Corporation, PS Merger Sub Inc. and Patient Safety Technologies, Inc., dated December 31, 2013 (incorporated by reference to Exhibit 2.1 to Patient Safety’s Current Report on Form 8-K filed with the SEC on January 2, 2014)

Exhibit 2.	Form of Voting Agreement between Stryker Corporation and Stockholders of Patient Safety Technologies, Inc., dated December 31, 2013 (incorporated by reference to Exhibit 2.2 to Patient Safety’s Current Report on Form 8-K filed with the SEC on January 2, 2014)

SCHEDULE 13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Stryker Corporation

By:	/s/ William R. Jellison
Name:	William R. Jellison
Title:	Vice President, Chief Financial Officer
Date:	February 5, 2014

SCHEDULE 13D

CUSIP No. 070322H106		Page 6 of 6

SCHEDULE A

DIRECTORS AND OFFICERS OF STRYKER

The name and current principal occupation or employment of each director and executive officer of Stryker are as set forth below. The business address and phone number of each such director and executive officer is 2825 Airview Boulevard, Kalamazoo Michigan, 49002, (269) 385-2600. Mr. Doliveux is a citizen of France. All other directors and officers set forth below are United States citizens.

Name	Present Principal Occupation Including Name and Address of Employer

Officers

Kevin A. Lobo	President, Chief Executive Officer and Director

Yin C. Becker	Vice President, Communications, Public Affairs and Strategic Marketing

Steven P. Benscoter	Vice President, Human Resources

Dean H. Bergy	Vice President, Corporate Secretary

Lonny J. Carpenter	Group President, Global Quality and Operations

David K. Floyd	Group President, Orthopaedics

Curtis E. Hall	Vice President and Chief Legal Officer

William R. Jellison	Vice President, Chief Financial Officer

Tony M. McKinney	Vice President, Chief Accounting Officer

Katherine A. Owen	Vice President, Strategy and Investor Relations

Timothy J. Scannell	Group President, MedSurg and Neurotechnology

Ramesh Subrahmanian	Group President, International

Directors

Howard E. Cox, Jr.	Advisory Partner, Greylock Partners

Srikant M. Datar	Arthur Lowes Dickinson Professor, Harvard Business School

Roch Doliveux	Chief Executive Officer & Chairman of the Executive Committee, UCB S.A.

Louise L. Francesconi	Chairman of the Tucson Medical Center Healthcare Board of Trustees

Allan C. Golston	President, United States Program for the Bill & Melinda Gates Foundation

Howard L. Lance	Executive Advisor to The Blackstone Group L.P.

William U. Parfet	Chairman & Chief Executive Officer, MPI Research, Inc.

Andrew K. Silvernail	Chairman & Chief Executive Officer, IDEX Corporation

Ronda E. Stryker	Vice Chair of Greenleaf Trust